EXHIBIT 99.1

Sphere 3D Announces Corporate Update

SAN JOSE, Calif. – September 13, 2016 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization and data management solutions provider, and parent company of Overland Storage and Tandberg Data, will provide an update on certain aspects of its business at the Annual and Special Meeting of Shareholders being held at 10:00 am Pacific Daylight Time (1:00 pm Eastern Daylight Time).

"The company has seen a number of positive signals around its business and remains focused on driving the adoption of our vertically integrated portfolio of hybrid Cloud, Cloud, and on-premise solutions," said Eric Kelly, chairman and CEO of Sphere 3D. "Our focus on operational efficiencies, profitability, increased liquidity and continuing to advance key corporate initiatives will provide the catalyst needed to achieve our business goals.” Corporate Update

  The company’s continued improvements in operational efficiencies are expected to result in a minimum of $4 million in additional savings per annum.
  The company has received a formal, non-binding expression of interest for the purchase of certain of its assets from an arm’s-length third party. The company is exploring this as well as other options to increase shareholder value;
  The company is currently in late stage discussions with a number of financial institutions in order to seek access to additional capital.
  The company continues to see strong demand for both its hardware and software products, and is pursuing large scale contracts which, if concluded, would significant alter the scale of its business.

About Sphere 3D
Sphere 3D Corp. (NASDAQ: ANY) delivers data management, and desktop and application virtualization solutions via hybrid Cloud, Cloud and on-premise implementations through its global reseller network. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a strong portfolio of brands including Glassware 2.0™, NEO®, RDX®, SnapCLOUD™, SnapScale®, SnapServer®, SnapSync™, and V3®. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D, @overlandstorage, and @tandbergdata.

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Investor Contact:
Blueshirt Group
Michael Bishop
415-217-4968
mike@blueshirtgroup.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation , the Company’s ability to regain compliance with the minimum bid price requirement of the NASDAQ Global Market; the Company’s ability to transfer the listing of its common stock to the NASDAQ Capital Market and its ability to maintain listing with the NASDAQ Capital market; unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; our inability to comply with the covenants in our credit facilities or to obtain additional debt or equity financing; any increase in our future cash needs; the level of success of our corporate restructuring efforts to increase operational efficiencies; whether negotiations, if any, with third parties will result in any binding corporate transactions; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, , except as required by law